March 28, 2019

William B. Stilley, III
President and Chief Executive Officer
Adial Pharmaceuticals, Inc.
1001 Research Park Blvd., Suite 100
Charlottesville, VA 22911

       Re: Adial Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed March 22, 2019
           File No. 333-230470

Dear Mr. Stilley:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Leslie Marlow, Esq.